                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X    Form 40-F
                                   ---             ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes        No  X
                                   ---       ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2003                  ASHANTI GOLDFIELDS COMPANY LIMITED



                                        By:  /s/ Ernest Abankroh
                                             -------------------
                                        Name:  Ernest Abankroh
                                        Title:  Company Secretary
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                                 [ASHANTI LOGO]


                             P R E S S   R E L E A S E
                             -------------------------

FOR IMMEDIATE RELEASE                                           20 OCTOBER  2003

                     THIRD QUARTER RESULTS 2003 ANNOUNCEMENT
                            NOTICE OF CONFERENCE CALL

Ashanti Goldfields Company Limited will announce its Third Quarter 2003 Results on 30 October 2003.

Ashanti's management will be available by conference call to discuss these results with securityholders, analysts and other parties.

The relevant phone-in numbers and respective times for North America and UK/other parts of the world are as follows:

      UK/OTHER PARTS OF THE WORLD: 1000 HOURS UK TIME - +44 (0) 207 019 9508


      (These proceedings can be replayed from 30th October to 5 November by calling:
                    +44 (0) 207 784 1024 - PASSCODE: 537065#)


      NORTH AMERICA:  11.00 HOURS EST -    + (706) 679-7007 AND
                                           + (800) 938-1019 (DOMESTIC TOLL FREE)

      (These proceedings can be replayed from October 30th, 3.00 PM through Nov. 5., 2003 by calling: (706) 645-9291 AND (800) 642-1687 (domestic toll free) - PINCODE: 3334130)

ENDS

ENQUIRIES:

ASHANTI GOLDFIELDS COMPANY LIMITED
Ernest Abankroh - Company Secretary                  Tel:     +233 21 774977
Kwaku Akosah-Bempah - Acting MD, Investor Relations  Tel:     +233 21 778172

UK CONTACT
Corinne Gaisie - Ashanti London Representative       Tel:     +44 207 256 9938

NORTH AMERICAN CONTACT
Allan Jordan - The Global Consulting Group           Tel:     +1 646 284 9452


 A copy of this release is available at http://www.ashantigold.com/releases.htm